All Financial Statements are GAAP compliant, prepared by our outside Accountant, and are Unaudited

2017 INCOME STATEMENT

<u>Jan - Dec 17</u>

Ordinary Income/Expense

Income

	Net Shipping Income	18,231
	Product Sales	874,624
	Refunds/Allowances	<u>-5,283</u>
Total Income		887,572
Total COGS		<u>823,443</u>
Gross Profit		64,129

Expense

	Interest Expense	59,877
Total Expense		<u>573,058</u>
Net Ordinary Income		-508,929

Other Income/Expense

	Other Income	
	Total Other Income	61,852
	Other Expense	
	Depreciation	<u>146,658</u>
	Total Other Expense	146,658
Net Other Income		<u>-84,807</u>
Net Income		-593,736

All Financial Statements are GAAP compliant, prepared by our outside Accountant, and are Unaudited

2017 BALANCE SHEET
                                                                                            Dec 31, 17

ASSETS

Current Assets	
Checking/Savings	
00500 · PayPal Bank Account	230.97
Total Checking/Savings	230.97
Accounts Receivable	
00900 · Accounts Receivable	13,374.51
Total Accounts Receivable	13,374.51
Other Current Assets	
05700 · Inventory (WIP)	72,159.55
06000 · Shipping & Packing Supplies	-1,180.47
05800 · Prepaid Expenses	21,446.00
Total Other Current Assets	92,425.08
Total Current Assets	106,030.56
Fixed Assets	
02200 · Computer Software & Equipment	16,408.58
02100 · Accum Depr - Computer & Equip	-11,019.95
02400 · Furniture & Fixtures	6,444.41
02300 · Accum. Dep - Furniture/Fixtures	-3,761.91
02500 · Leasehold Improvements	
02599 · Accum Depr. - Leasehold Imprv	-226,954.74
02500 · Leasehold Improvements - Other	604,132.73
Total 02500 · Leasehold Improvements	377,177.99
03000 · Machinery & Equipment	
04300 · Accum Depr - M&E	-360,467.78
03400 · Hank Hydro-Extractor (16)	31,760.00
03600 · RF Systems 40KW RF Dryer (16)	81,000.00
03700 · Fadis D-SW Sincro hank to cone	75,575.00
04000 · Laboratory Beaker Dye Test Mach	14,399.00
04100 · Datacolor Spectrophotometer (16	34,000.00
04200 · Package Hydro-Extractor (16)	35,888.00
03000 · Machinery & Equipment - Other	393,879.40
Total 03000 · Machinery & Equipment	306,033.62
Total Fixed Assets	691,282.74
Other Assets	
05200 · Loan Acquisition Costs	8,791.00
04700 · Accum. Amort. - Loan Acq. Costs	-1,230.00
05101 · Registered Marks	4,167.00
04800 · Accum. Amort (Registered Marks)	-717.80
Total Other Assets	11,010.20
TOTAL ASSETS	808,323.50

LIABILITIES & EQUITY

Liabilities					
	Current Liabilities				
		Accounts Payable			
			08600 · Accounts Payable		225,566.33
		Total Accounts Payable			225,566.33
		Other Current Liabilities			
			10501 · Security Deposit Pay		20,018.75
			Promisory Notes		
				Carolyn Broc	100,000.00
				Susan Scher	25,000.00
				Promissory I	4,002.05
			Total Promisory Notes		129,002.05
			10000 · TPL Financials		74,307.00
		Total Other Current Liabilities			223,327.80
	Total Current Liabilities				448,894.13
	Long Term Liabilities				
		10700-2 · CEI - 6431 Note Payable			45,000.00
		10701 · BSB Comm Adj Loan - 8819			24,819.00
		10800 · Note Payable - Keely Electrical			47,000.00
		10900 · Note Payable - MB Mechanical Co			32,470.00
		10400 · Due to K. Raessler			23,221.55
		10600 · Note Payable - BSAEDC			
			10670 · Note Payable - BSAE		22,366.00
			10660 · Note Payable - BSAE		113,051.00
			10610 · Note Payable - BSAE		39,040.00
			10630 · Note Payable - BSAE		200,000.00
			10640 · Note Payable - BSAE		99,420.70
		Total 10600 · Note Payable - BSAEDC			473,877.70
		10500 · Bangor Savings SBA - 0234			251,345.00
		10700 · CEI Note Payable - 6200			144,860.00
		11000 · Note Payable - MTI Development			223,000.00
	Total Long Term Liabilities				1,265,593.25
Total Liabilities					1,714,487.38
Equity					
	Lavone Simmons - Equity				75,000.00
	John Cronin - Equity				200,000.00
	01700 · KLR - Contributions				1,170,395.10
	01900 · Retained Earnings				##########
	Net Income				-593,735.70
Total Equity					-906,163.88
TOTAL LIABILITIES & EQUITY					808,323.50

All Financial Statements are GAAP compliant, prepared by our outside Accountant, and are Unaudited

2017 CASH FLOW STATEMENT   Jan - Dec 17

OPERATING ACTIVITIES

Net Income	-593,735.70

Adjustments to reconcile Net Income
to net cash provided by operations:

00900 · Ac	8,672.76
05500 · Fa	8,130.98
05700 · Inv	-78,374.20
06000 · Sh	1,180.47
08600 · Ac	61,731.82
01000 · An	-9,780.37
01200 · Ba	-71,354.44
Promisory	100,000.00
Promisory	-5,000.00
Promisory	4,002.05
10000 · TP	15,799.08
09300 · LO	-6,774.88
08800 · Cu	2,734.00
09601 · Un	-309.85
Net cash provided by Operating /	-563,078.28

INVESTING ACTIVITIES

02100 · Accum Depr ·	2,076.00
02400 · Furniture & Fi	1,595.00
02500 · Leasehold Imp	-4,594.47
02500 · Leasehold Imp	38,058.00
02500 · Leasehold Imp	6,884.97
03000 · Machinery & I	104,208.00
03000 · Machinery & I	-3,800.00
Net cash provided by Investing A	144,427.50

FINANCING ACTIVITIES

10700-2 · CEI - 6431 N	45,000.00
10701 · BSB Comm Ac	24,819.00
10800 · Note Payable	-45,217.74
10900 · Note Payable	4,999.42
10400 · Due to K. Rae:	7,721.55
10600 · Note Payable	-89,119.39
10600 · Note Payable	-1,662.72
10600 · Note Payable	2,609.97
10600 · Note Payable	-8,841.06
10600 · Note Payable	-6,959.86
10600 · Note Payable	-2,739.94

10500 · Bangor Saving	-4,450.49
10700 · CEI Note Paya	8,787.70
11000 · Note Payable	-15,538.72
Lavone Simmons - Equ	75,000.00
John Cronin - Equity	200,000.00
01800 · Opening Balar	147,353.98
01700 · KLR - Contribu	148,843.38
Net cash provided by Financing A	490,605.08
Net cash increase for period	71,954.30
Cash at beginning of period	-71,723.33
Cash at end of period	230.97

All Financial Statements are GAAP compliant, prepared by our outside Accountant, and are Unaudited

CHANGES IN SHAREHOLDER'S EQUITY   **2017**

MAINE DYE & TEXTILES

Beginning capital balance	-884031
+ Income earned during the period	
- Losses incurred during the period	592792
+ Owner contributions during the period	423843
- Owner draws during the period	
	-1,052,980

Maine Textiles International, LLC (the "Company") is a limited liability company organized to do business on April 19, 2012 under the State of Maine's limited liability statute. The Company is licensed and holds the necessary permits to operate a wet textile processing facility supporting the textile manufacturing industry in the USA.

The Company commenced full-scale operations on September 1, 2012 providing B2B dyeing services to the artisan and craft markets with a focus on natural fiber yarns This initial start-up was supported with additional investments in 2016 for equipment and the upgrade of a larger manufacturing plant to support its strategy of moving into the business of dyeing synthetic yarns (nylon and polyester) for industrial applications. This equipment started commercializing its initial research and development into production and expanding into into the industrial markets as of September 2017.

The Company invested both equity and debt in this startup and expansion of its business to the extent that it is now short on working capital The Company is dependent on and requires additional capital resources for the further growth of its business so that it can move past the breakeven point and become a profitable operation.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the da of the financial statements and the reported amounts of revenues and expenses d the reporting period. Actual results could differ from those estimates. The Compar considers all highly liquid securities with an original maturity of less than three mo to be cash equivalents. The Company's cash and cash equivalents in bank deposit a at times, may exceed federally insured limits. The Company recognizes revenue when the product is shipped and invoiced to the customer and collection is reason assured.

In 2017 and with the addition of outside investors, the Company is now taxed as a partnership under federal and state law with any income subject to taxation at applicable federal and state rates. Having completed its 2016 federal and state filings as single member limited liability company, an extension for the 2017 tax fi was filed and completion of the 2017 return is pending. The return will be subject to inspection under strict confidentiality agreements until the end of the following fiscal year. The Company occupies offices and manufacturing space under a 19 yea Lease. The Company has listed the detail of its debt and equity on the enclosed Balance Sheet for review.

In addition to providing commissioned dyeing services to other companies for botl natural and synthetic yarns the Company sells its own product to the trade under the brand name Paternayan. This is one of the most recognized brands in several markets. including needlepoint and Persian rug design and repair and offers the potential for excellent future growth.